UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

FIRST TRUST HEDGED STRATEGIES FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

Telephone Number (including area code):

414-299-2270

Name and address of agent for service of process:

Terrance P. Gallagher First Trust Hedged Strategies Fund c/o UMB Fund Services, Inc. 235 West Galena Street Milwaukee, WI 53212	with a copy to:	Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103-6996 215-988-2700

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes     ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Milwaukee in the State of Wisconsin, as of the 24th day of March, 2023.

FIRST TRUST HEDGED STRATEGIES FUND

By:	/s/ TERRANCE P. GALLAGHER
Name:	Terrance P. Gallagher
Title:	Trustee

Attest:	/s/ MACKENZIE JOHNSON
Name:	Mackenzie Johnson
Title:	UMB Financial Corporation Vice President and Legal Counsel